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[LETTERHEAD OF PROSKAUER ROSE LLP]

July 19, 2005

VIA ELECTRONIC TRANSMISSION
AND FACSIMILE

H. Christopher Owings, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re:	Maidenform Brands, Inc. Registration Statement on Form S-1, File No. 333-124228

Dear Mr. Owings:

        Reference is made to the comments of the Staff of the Securities and Exchange Commission with respect to the above referenced Registration Statement on Form S-1 of Maidenform Brands, Inc., a Delaware corporation, in a telephone conversation held on July 18, 2005 between Howard M. Baik of the Staff and myself.

        This letter confirms that the paragraph in the opinion of Proskauer Rose LLP, filed as Exhibit 5.1 to the Registration Statement, which purports to limit the scope of such opinion to the corporate laws of the State of Delaware, is meant to include the statutory provisions of the Delaware General Corporation Law and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws and provisions.

Very truly yours,
/s/ BRIAN B. MARGOLIS Brian B. Margolis
cc:	Howard M. Baik (Staff) Steven N. Masket, Esq., General Counsel (Maidenform Brands, Inc.) Michael A. Woronoff, Esq. (Proskauer Rose LLP)

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